UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the second quarter of 2010 (2Q10).

The 2Q10 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in the periods in question.

Contents

About Contax	2
2Q10 Highlights	3
Key Figures	3
Financial Performance	4
Net Operating Revenue (NOR)	5
Costs and Expenses	7
EBITDA	10
Depreciation	12
Net Financial Result	12
Net Income	12
Net Cash	13
Investments (CAPEX)	13
Share Performance	13
Attachments	16
1. Income Statement	16
2. Balance Sheet	18
3. Cash Flow	19
4. EBITDA Reconciliation	20
5. Net Cash Reconciliation	20
Disclaimer	21

About Contax

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and a leader in the contact center and collection industry and enjoys a rapidly growing portfolio. Contax is fast becoming the only Business Process Outsourcing (BPO) company with broad expertise in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, the Company operates predominantly in the customer service, debt collection, telemarketing, retention, back-office and technology service segments. Contax has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In June 2010, the Company had 81,400 employees in 32 contact centers in 7 Brazilian states and the Federal District.

In addition to those of Contax S.A., the consolidated results of Contax Participações presented herein include the results of Todo Soluções em Tecnologia (Todo!).

2Q10 Highlights

§	Net Operating Revenue (NOR) totaled R$584.7 million, 8.2% up year-on-year and 5.0% more than in 1Q10.

§	EBITDA came to R$71.3 million, 10.6% down on 2Q09 and 10.6% higher than the previous quarter.

§	The Company posted Net Income of R$26.5 million, 11.0% down year-on-year and 12.8% up on 1Q10.

§	In May 2010, Contax received R$80.9 million as the first installment of the new long-term financing line, contracted in March this year from the Brazilian Development Bank (BNDES).

§	The Annual Shareholders’ Meeting of April 28, 2010 approved the distribution of dividends in the amount of R$90.0 million. Payment took place on June 28, 2010.

§	In May 2010, Contax was ranked seventh in the annual Agência Estado Empresas 2010 Rankings, which selects those publicly-held companies listed on the São Paulo Stock Exchange which have generated most value for their shareholders.

§	In 2Q10, Contax had four cases recognized and was elected the Company of the Year in the Call Center category by the Brazilian Direct Marketing Association (Abemd).

Key Figures

Quarterly Data					2Q10 vs. 1Q10	2Q10 vs. 2Q09
Key Figures		2Q10	1Q10	2Q09	Δ%	Δ%
Net Revenues	R$ million	584.7	556.6	540.5	5.0%	8.2%
EBITDA	R$ million	71.3	64.5	79.8	10.6%	-10.6%
EBITDA Margin	(%)	12.2%	11.6%	14.8%	0.6 p.p.	-2.6 p.p.
Net Income	R$ million	26.5	23.5	29.8	12.8%	-11.0%
Cash**	R$ million	345.8	345.9	283.7	-	21.9%
Debt*	R$ million	266.5	201,4	235.6	32.3%	13,1%
Net Cash*	R$ million	125.9	171.5	48.1	-26.6%	161.7%
CAPEX	R$ million	33.5	21.7	35,6	54.6%	-6.0%
Workstations*	(quantity)	35,979	35,222	33,837	2.1%	6.3%
Employees*	(quantity)	81,367	79,393	73,371	2.5%	10.9%

*	Position at the end of each period
**	Considers cash and cash equivalents associated with current assets only

Semester Data				1H10 vs. 1H09
Key Figures		1H10	1H09	Δ%
Net Revenues	R$ million	1,141.4	1,033.9	10.4%
EBITDA	R$ million	135.8	134.2	1.2%
EBITDA Margin	(%)	11.9%	13.0%	-1.1 p.p.
Net Income	R$ million	50.0	45.1	10.9%
Cash**	R$ million	345.8	283.7	21.9%
Debt*	R$ million	266.5	235.6	13.1%
Net Cash*	R$ million	125.9	48.1	161.7%
CAPEX	R$ million	55.1	87.1	-36.7%
Workstations*	(quantity)	35,979	33,837	6.3%
Employees*	(quantity)	81,367	73,371	10.9%

*	Position at the end of each period
**	Considers cash and cash equivalents associated with current assets only

Financial Performance

Quarterly Data				2Q10 vs. 1Q10	2Q10 vs. 2Q09
R$ (thousand)	2Q10	1Q10	2Q09	Δ%	Δ%
Net Revenues	584,740	556,647	540,533	5.0%	8.2%
Costs of Services Rendered	(472,659)	(450,709)	(420,907)	4.9%	12.3%
Personnel	(384,918)	(367,166)	(334,899)	4.8%	14.9%
Third-party	(60,664)	(56,470)	(60,333)	7.4%	0.5%
Rent and Insurance	(22,604)	(23,533)	(22,542)	-3.9%	0.3%
Other	(4,473)	(3,540)	(3,133)	26.3%	42.8%
SG&A	(34,305)	(35,417)	(34,841)	-3.1%	-1.5%
Other Oper. Inc. & Expenses, net	(6,451)	(6,017)	(4,965)	7.2%	29.9%
EBITDA	71,325	64,504	79,820	10.6%	-10.6%
Depreciation & Amortization	(30,093)	(29,104)	(28,970)	3.4%	3.9%
EBIT	41,232	35,400	50,850	16.5%	-18.9%
Financial Result, net	450	54	(5,657)	n.m.	n.m.
Other Revenues (Expenses)	34	-	(961)	n.m.	n.m.
Income before Income Tax	41,717	35,454	44,232	17.7%	-5.7%
Income Tax & Social Contribution	(15,175)	(11,871)	(14,667)	27.8%	3.5%
Minority Interest	(40)	(97)	209	n.m.	n.m.
Net Income	26,502	23,486	29,774	12.8%	-11.0%

n.	m. not measured

Semester Data			1H10 vs. 1H09
R$ (thousand)	1H10	1H09	Δ%
Net Revenues	1,141,387	1,033,891	10.4%
Costs of Services Rendered	(923,368)	(823,599)	12.1%
Personnel	(752,084)	(651,106)	15.5%
Third-party	(117,134)	(119,225)	-1.8%
Rent and Insurance	(46,137)	(46,730)	-1.3%
Other	(8,013)	(6,538)	22.6%
SG&A	(69,722)	(69,157)	0.8%
Other Oper. Inc. & Expenses, net	(12,468)	(6,967)	79.0%
EBITDA	135,829	134,168	1.2%
Depreciation & Amortization	(59,197)	(57,026)	3.8%
EBIT	76,633	77,142	-0.7%
Financial Result, net	504	(7,765)	n.m.
Other Revenues (Expenses)	34	(961)	n.m.
Income before Income Tax	77,170	68,416	12.8%
Income Tax & Social Contribution	(27,045)	(23,800)	13.6%
Minority Interest	(137)	464	n.m.
Net Income	49,988	45,080	10.9%

n.	m. not measured

Net Operating Revenue (NOR)

Brazil’s macroeconomic scenario has been generating increasing growth opportunities for new business for Contax and client demand for expansion has been explosive. In the 2Q10, even though Contax was expanding its capacity, the lack of facilities limited its revenue growth. The new sites in Recife and Belo Horizonte and the expansion of the Porto Alegre site, absorbed most of the investments of the period. They will permit further business expansion when finally concluded, which should occur mainly in the third quarter.

NOR totaled R$584.7 million in 2Q10, 8.2% up on 2Q09, or R$44.2 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$25.3 million); ii) contractual adjustments to reflect cost hikes (R$16.3 million); and iii) new business in several segments, including utilities, financial, services and retail (R$2.6 million).

In comparison with 1Q10, the 5.0%, or R$28.1 million, increase was basically due to the higher volume of operations with existing clients (R$19.1 million) and contractual price adjustments (R$9.0 million).

In product terms, Customer Service accounted for the majority of NOR, with 63.4% of the 2Q10 total, 0.4 p.p. down on 2Q09 and 3.0 p.p. less than the previous three months. Telemarketing / Retention accounted for 17.5% of NOR, 0.8 p.p. and 0.2 p.p. up, respectively, on 2Q09 and 1Q10, while Debt Collection accounted for 14.0%, 0.8 p.p. less than 2Q09 and 1Q10.

Costs and Expenses

Quarterly Data				2Q10 vs. 1Q10	2Q10 vs. 2Q09
Costs and Expenses R$ (thousand)	2Q10	1Q10	2Q09	Δ%	Δ%
Net Operating Revenue (NOR)	584,740	556,647	540,533	5.0%	8.2%
Total Costs and Expenses	(513,415)	(492,143)	(460,713)	4.3%	11.4%
% of NOR	87.8%	88.4%	85.2%	-0.6 p.p.	2.6 p.p.
Costs of Services Rendered	(472,659)	(450,709)	(420,907)	4.9%	12.3%
% of NOR	80.8%	81.0%	77.9%	-0.2 p.p.	2.9 p.p.
Personnel	(384,918)	(367,166)	(334,899)	4.8%	14.9%
Third-party	(60,664)	(56,470)	(60,333)	7.4%	0.5%
Rent and Insurance	(22,604)	(23,533)	(22,542)	-3.9%	0.3%
Other	(4,473)	(3,540)	(3,133)	26.3%	42.8%
SG&A	(34,305)	(35,417)	(34,841)	-3.1%	-1.5%
% of NOR	5.9%	6.4%	6.4%	-0.5 p.p.	-0.5 p.p.
Other Oper. Income and Expenses	(6,451)	(6,017)	(4,965)	7.2%	29.9%
% of NOR	1.1%	1.1%	0.9%	0.0 p.p.	0.2 p.p.

Semester Data			1H10 vs. 1H09
Costs and Expenses R$ (thousand)	1H10	1H09	Δ%
Net Operating Revenue (NOR)	1,141,387	1,033,891	10.4%
Total Costs and Expenses	(1,005,558)	(899,723)	11.8%
% of NOR	88.1%	87.0%	1.1 p.p.
Costs of Services Rendered	(923,368)	(823,599)	12.1%
% of NOR	80.9%	79.7%	1.2 p.p.
Personnel	(752,084)	(651,106)	15.5%
Third-party	(117,134)	(119,225)	-1.8%
Rent and Insurance	(46,137)	(46,730)	-1.3%
Other	(8,013)	(6,538)	22.6%
SG&A	(69,722)	(69,157)	0.8%
% of NOR	6.1%	6.7%	-0.6 p.p.
Other Oper. Income and Expenses	(12,468)	(6,967)	79.0%
% of NOR	1.1%	0.7%	0.4 p.p.

Costs and expenses totaled R$513.4 million in the second quarter of 2010, 11.4% up year-on-year, basically reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, they increased by 2.6 p.p. from 85.2%, in 2Q09, to 87.8%, chiefly due to higher personnel costs, which were impacted by increased hirings, training and terminations due to preparations for operational expansion, especially in Recife, as well as higher staff turnover and absenteeism, particularly in São Paulo, due to the strong improvement in the economy and the healthier job market, leading to a heightened dispute for qualified labor.

Recent studies of the Brazilian job market have shown that employment is becoming increasingly formal and that unemployment among the economically active population is falling. According to estimates by the IBGE (Brazilian Institute of Geography and Statistics), unemployment in Brazil averaged 7.3% in the first half of 2010, its lowest level since the beginning of the historical series in 2002. Also according to the IBGE and estimates by LCA Consultores, formal registered jobs accounted for 51% of total jobs in the country’s six largest metropolitan regions, also the highest level since the historical series began in 1996, when the ratio was 37%.

Given the new scenario, Contax has been attempting to minimize the impact of the more buoyant job market, which has had its strongest effect on operations in São Paulo, by adopting measures to make the Company more appealing in terms of hiring, retaining and motivating its operators. It has also opened new procurement channels for professionals, in order to not only replace turnover but also to increase capacity in order to cope with the upturn in demand.

In addition, contractual price negotiations for certain operations had not yet been concluded; and, in certain other cases, where they had been concluded, there was only a partial impact on quarterly revenue, since the adjustment date fell within the period.

Although total costs and expenses increased by 4.3% over 1Q10, basically reflecting the higher volume of services rendered, they fell by 0.6 p.p. as a percentage of NOR, from 88.4% to 87.8%, chiefly due to the reduction in SG&A expenses.

A more detailed breakdown of Contax’s costs and expenses follows below.

Cost of Services Rendered

2Q10 versus 2Q09

The Cost of Services Rendered totaled R$472.7 million in 2Q10, 12.3% or R$51.8 million up year-on-year. In percentage-of-NOR terms, this cost rose by 2.9 p.p., from 77.9%, in 2Q09, to 80.8%.

  Personnel: increase of R$50.0 million, or 14.9%, basically reflecting: i) the increase in the workforce thanks to the higher volume of services rendered (R$22.9 million); ii) increases in salaries, benefits and charges (R$20.9 million); iii) higher hiring, training and termination costs due to new operations and higher staff turnover and absenteeism in certain other operations (R$6.2 million).
  Third-party Services: increase of R$0.3 million, or 0.5%, chiefly due to the increase in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), partially offset by the decline in specialized third-party services, such as consultingand technical business-support services.

  Rent and Insurance: increase of R$0.1 million, or 0.3%, virtually identical to 2Q09.

2Q10 versus 1Q10

The Cost of Services Rendered increased by R$22.0 million, or 4.9%, between 1Q10 and 2Q10. In percentage-of-NOR terms, however, it fell by 0.2 p.p., from 81.0%, in 1Q10, to 80.8%.

  Personnel: increase of R$17.8 million, or 4.8%, basically reflecting the increase in the workforce due to the higher volume of services rendered (R$11.0 million), and higher hiring, training and termination costs due to new operations and higher staff turnover and absenteeism in certain other operations (R$6.8 million).
  Third-party Services: increase of R$4.2 million, or 7.4%, chiefly due to the increase in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), and the increase in specialized third-party services, such as consulting and technical business-support services.
  Rent and Insurance: reduction of R$0.9 million, or 3.9%, essentially due to the reduction in rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

Selling, General and Administrative Expenses

SG&A Expenses closed 2Q10 at R$34.3 million, R$0.5 million or 1.5% down on 2Q09, and R$1.1 million or 3.1% down on 1Q10, essentially due to the reduction in personnel expenses, partially offset by a slight increase in expenses related to consulting and other specialized business-support services.

EBITDA1

In general terms, 2Q10 EBITDA was chiefly affected by higher personnel and infrastructure costs, due to the preparations for operational expansion in Recife and Belo Horizonte, as well as the previously-mentioned productivity impacts from higher staff turnover and absenteeism in São Paulo.

In addition, contractual price negotiations for certain operations had not yet been concluded; and, in certain other cases, where they had been concluded, there was only a partial impact on quarterly revenue, since the adjustment date fell within the period.

Second-quarter EBITDA totaled R$71.3 million, 10.6% down on 2Q09 and 10.6% up on 1Q10. The EBITDA margin came to 12.2%, 2.6 p.p. down year-on-year and 0.6 p.p. up on the previous quarter.

The variations in the EBITDA margin are explained in more detail below.

EBITDA (R$ Million) and EBITDA Margin (%)

In comparison with 2Q09, the EBITDA margin narrowed by 2.6 p.p., from 14.8% to 12.2%, chiefly due to:

  Loss of 1.0 p.p. from lower productivity, essentially due to higher staff turnover and absenteeism in São Paulo and the beginning of new operations in Recife and Belo Horizonte;
  Loss of 1.0 p.p. from the non-recurrence of the retroactive revenue recorded in 2Q09;
  Loss of 0.4 p.p. from higher expenses with infrastructure and facilities;
  Loss of 0.2 p.p. from other costs.

1EBITDA refers to earnings before taxes, net financial expenses, depreciation, amortization, non-operating revenue and expenses. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. The Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

EBITDA Margin 2Q10 X 2Q09 (in p.p.)

In comparison with 1Q10, the EBITDA margin widened by 0.6 p.p., from 11.6% to 12.2%, chiefly due to:

  Gain of 2.7 p.p. due to annual price increases whose revenue is booked when the negotiations with clients are finalized, partially offset by increases in salaries, benefits and charges;
  Loss of 1.1 p.p. from lower productivity, basically due to higher staff turnover and absenteeism in São Paulo and the start-up of new operations in Recife and Belo Horizonte;
  Loss of 0.4 p.p. from higher expenses related to specialized business-support services;
  Loss of 0.3 p.p. from increased expenses with infrastructure and facilities;
  Loss of 0.3 p.p. from other costs.

EBITDA Margin 2Q10 X 1Q10 (in p.p.)

* Net Adjustments: This is the net effect on EBITDA margin between the contract price adjustments and readjustments of direct costs (salaries, etc.).

Depreciation

Depreciation came to R$30.1 million in 2Q10, R$1.1 million, or 3.9%, up on 2Q09, reflecting investments in the last 12 months to support business growth. In comparison with 1Q10, depreciation increased by R$1.0 million, or 3.4%, due to new investments in 1Q10 and 2Q10 to sustain operational expansion.

Net Financial Result

The Net Financial Result was a positive R$0.5 million in 2Q10, R$6.1 million up year-on-year, basically reflecting the increase in interest on financial investments due to their higher volume.

In comparison with 1Q10, the Net Financial Result climbed by R$0.4 million, also essentially due to the increase in interest on financial investments due to their higher volume, plus the period upturn in interest rates.

Net Income

Contax posted 2Q10 Net Income of R$26.5 million, R$3.3 million, or 11.0%, down year-on-year, mainly driven by the R$8.5 million reduction in EBITDA, detailed previously, the R$1.1 million upturn in depreciation, and the R$0.5 million increase in income and social contribution taxes, partially offset by the R$6.1 million upturn in the financial result.

In comparison with 1Q10, Net Income grew by R$3.0 million, or 12.8%, mainly reflecting the R$6.8 million increase in EBITDA, as dealt with previously, and the R$0.4 million improvement in the financial result, partially offset by the R$1.0 million upturn in depreciation and the R$3.3 million increase in income and social contribution taxes due to higher taxable income.

Net Cash2

Cash, cash equivalents and financial investments closed 2Q10 at R$392.4 million, R$19.4 million, or 5.2% higher than in March 2010.

This upturn was mainly caused by cash flow from financing activities, which represented a net inflow of R$67.1 million, and operating cash flow of R$60.6 million, partially offset by the payment of R$89.2 million in dividends and the use of R$26.6 million in the investment program.

Gross debt totaled R$266.5 million in June 2010, R$65.0 million, or 32.3% higher than in 1Q10, chiefly due to the reception of one of the installments of the new BNDES loan, partially offset by the amortization of leasing agreement installments and the previously-contracted BNDES loan.

Net Cash closed the quarter at R$125.9 million, R$45.6 million, or 26.6%, down on 1Q10, due to the same factors mentioned above.

Investments (CAPEX)

Contax invested R$33.5 million in 2Q10, 72.5% of which went to the growth of the Company’s business, especially the expansion of the sites in Minas Gerais, Pernambuco and Rio Grande do Sul.

Investments						2Q10 vs. 1Q10	2Q10 vs. 2Q09	1H10 vs. 1H09
R$ (thousand)	2Q10	1Q10	2Q09	1H10	1H09		Δ%	Δ%
Revenue growth	24,262	17,518	32,141	41,780	80,920	38.5%	-24.5%	-48.4%
Reinvestments	7,917	3,815	2,971	11,732	5,365	107.5%	166.5%	118.7%
Other	1,304	326	493	1,630	809	300.0%	164.5%	101.5%
Total Investment	33,483	21,659	35,604	55,142	87,093	54.6%	-6.0%	-36.7%

Share Performance

The quarter was marked by the fiscal crisis in Europe, which began with news of Greece’s debt and the misrepresentation of its public accounts and soon spread to other countries in the continent, with the countries making up the PIIGS group (Portugal, Ireland, Italy, Greece and Spain) suffering most. However, other nations considered to be in a much more solid situation, also had to announce measures to rein in their fiscal deficits.

2Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash, cash equivalents and financial investment. Net cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. The Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

The fear contaminated the leading global stock indices, all of which, with the exception of Germany’s DAX 30, declined in the first half of the year, especially Italy’s MIB30, which plunged by 49.7%, and Spain’s Ibex 35, which dropped by 22.4%. Despite signs of an economic recovery in the U.S., the local stock markets there also reflected the impact of the European crisis and the most important indices, the Dow Jones and Nasdaq, fell by around 6.0%.

The Ibovespa’s 1H10 performance also reflected the external scenario and the index closed the period 11.2% down. The Company’s common shares (ON) appreciated by 9.8%, while its preferred shares (PN) and ADRs fell by 13.6% and 14.4%, respectively. It is important to note that Contax paid dividends of R$1.51 per share in the period, representing a dividend yield of approximately 6.0%, in addition to the above-mentioned variation.

In spite of the global stock market swings, the market continues to recognize the quality of Contax’s management, exemplified by strong growth, service quality and the constant generation of healthy results.

Quarterly Data ¹				2Q10 vs. 1Q10	2Q10 vs. 2Q09
Share Performance	2Q10	1Q10	2Q09	Δ%	Δ%
Number of Shares (‘000)	59,771	59,771	59,771	-	-
Market Cap (R$ Million)	1,474	1,620	805	-9.0%	83.1%
Price*
CTAX3 (R$)	29.50	31.09	13.50	-5.1%	118.5%
CTAX4 (R$)	21.60	24.60	13.45	-12.2%	60.7%
CTXNY (US$)	2.31	2.68	1.28	-13.8%	80.5%
Small Cap Index**	1,137	1,150	720	-1.1%	57.8%
Ibovespa	60,936	70,372	51,465	-13.4%	18.4%
Dow Jones	9,774	10,857	8,447	-10.0%	15.7%
Avg. Daily Volume of Shares
CTAX3	22,052	7,244	30,984	204.4%	-28.8%
CTAX4	72,384	84,461	103,043	-14.3%	-29.8%
CTXNY	18,639	105,025	39,381	-82.3%	-52.7%
Avg. Daily Financial Volume
CTAX3 (R$)	600,089	205,361	404,464	192.2%	48.4%
CTAX4 (R$)	1,558,823	2,089,826	1,214,969	-25.4%	28.3%
CTXNY (US$)	33,400	296,529	39,633	-88.7%	-15.7%

¹ Adjusted values as per the reverse split and split that occurred on January 15, 2010.
* End of quarter
** BM&FBovespa Small Cap Index Source: Bloomberg

*	BM&FBovespa Small Cap Index
**	Bovespa Index

ATTACHMENTS

1)	Consolidated Income Statement

Quarterly Data				2Q10 vs. 1Q10	2Q10 vs. 2Q09
R$ (thousand)	2Q10	1Q10	2Q09	Δ%	Δ%
Sales and Services Revenues	630,479	600,506	584,573	5.0%	7.9%
Deduction from Gross Sales	(45,739)	(43,859)	(44,040)	4.3%	3.9%
Net Revenue	584,740	556,647	540,533	5.0%	8.2%
Cost of Goods Sold (COGS)	(503,546)	(473,937)	(445,680)	6.2%	13.0%
Gross Profit	81,194	82,710	94,853	-1.8%	-14.4%
Operating Revenue (Expenses)	(39,477)	(47,256)	(50,621)	-16.5%	-22.0%
Selling Expenses	(4,844)	(7,487)	(6,432)	-35.2%	-24.7%
G&A Expenses	(28,666)	(33,806)	(32,604)	-15.2%	-12.1%
Financial Results	450	54	(5,657)	n.m.	n.m.
Financial Revenues	7,902	6,095	5,058	29.6%	56.2%
Financial Expenses	(7,452)	(6,041)	(10,715)	23.4%	-30.5%
Other Operating Revenues	3,010	2,924	3,698	3.2%	-18.6%
Other Operating Expenses	(9,427)	(8,941)	(9,626)	5.5%	-2.1%
Income before Taxes	41,717	35,454	44,232	17.7%	-5.7%
Income Tax and Social Contribution Provision	(17,550)	(11,273)	(13,978)	59.2%	28.4%
Deferred Income Taxes	2,375	(598)	(689)	n.m.	n.m.
Minority Interest	(40)	(97)	209	n.m.	n.m.
Net Income (Loss)	26,502	23,486	29,774	12.8%	-11.0%
Number of Shares Excluding Treasury (in ‘000) *	59,688	59,771	59,106	-0.1%	1.0%
EPS (R$)	0.44	0.39	0.50	13.0%	-11.9%
*	For the purpose of better comparability with 2Q10, the number of shares in 2Q09 was adjusted to reflect the reverse split and split on January 15, 2010.
n.	m. not measured

Semester Data			1H10 vs. 1H09
R$ (thousand)	1H10	1H09	Δ%
Sales and Services Revenues	1,230,985	1,117,369	10.2%
Deduction from Gross Sales	(89,598)	(83,478)	7.3%
Net Revenue	1,141,387	1,033,891	10.4%
Cost of Goods Sold (COGS)	(977,483)	(872,682)	12.0%
Gross Profit	163,904	161,209	1.7%
Operating Revenue (Expenses)	(86,734)	(92,793)	-6.5%
Selling Expenses	(12,332)	(15,110)	-18.4%
G&A Expenses	(62,472)	(61,990)	0.8%
Financial Results	504	(7,765)	n.m.
Financial Revenues	13,997	13,336	5.0%
Financial Expenses	(13,493)	(21,101)	-36.1%
Other Operating Revenues	5,934	6,267	-5.3%
Other Operating Expenses	(18,368)	(14,195)	29.4%
Income before Taxes	77,170	68,416	12.8%
Income Tax and Social Contribution Provision	(28,822)	(20,571)	42.0%
Deferred Income Taxes	1,777	(3,229)	n.m.
Minority Interest	(137)	464	n.m.
Net Income (Loss)	49,988	45,080	10.9%
Number of Shares Excluding Treasury (in ‘000) *	59,688	59,106	1.0%
EPS (R$)	0.84	0.76	9.8%

* For the purpose of better comparability with 2Q10, the number of shares in 2Q09 was adjusted to reflect the reverse split and split on January 15, 2010.
n.m. not measured

2) Consolidated Balance Sheet

Balance Sheet R$ (thousand)
Assets	06/30/10	03/31/10	06/30/09
Total Assets	1,142,124	1,081,776	961,379
Current Assets	546,929	520,485	449,506
Cash and Cash equivalents	345,843	345,914	283,688
Credits (Clients)	140,921	139,781	127,849
Deferred and Recoverable Taxes	33,739	16,995	24,232
Prepaid Expenses	14,886	7,528	4,230
Other Assets	11,540	10,267	9,507
Non-current Assets	595,195	561,291	511,873
Long Term Assets	166,248	135,736	90,847
Judicial Deposits	74,206	65,135	43,210
Financial Investments	46,513	27,048	-
Deferred and Recoverable Taxes	33,673	30,179	27,902
Credits Receivables	10,022	11,992	18,354
Other Assets	1,834	1,382	1,381
Fixed Assets	428,947	425,555	421,026
Plant, Property and Equipment	354,893	348,343	336,945
Intangible Assets	74,054	77,212	84,081
Liabilities	06/30/10	03/31/10	06/30/09
Total Liabilities	1,142,124	1,081,776	961,379
Current Liabilities	440,392	488,417	355,918
Short-term Loans and Financing	62,881	63,972	48,707
Suppliers	57,440	59,628	56,559
Wages and Benefits	246,846	216,337	206,695
Taxes Payable	50,392	31,317	40,593
Dividend Payable	3,218	92,183	2,199
Other	19,615	24,980	1,165
Long-term Liabilities	305,455	220,876	274,948
Long-term Loans and Financing	203,586	137,457	186,880
Provisions	74,855	66,438	70,262
Other	27,014	16,981	17,806
Minority Interest	1,583	1,543	1,615
Shareholders’ Equity	394,694	370,940	328,898
Capital Stock	223,873	223,873	223,873
Capital Reserves	13,406	13,751	10,402
Income Reserves	107,427	109,830	71,000
Shares in Treasury	(2,404)	(1)	(10,373)
Accrued Income	49,988	23,486	33,996

3) Consolidated Cash Flow

Cash Flow R$ (thousand)	06/30/2010	06/30/2009
Net Cash – Operating Activities	123,143	86,186
Net Cash from Operating Activities	132,782	129,053
Net Income	49,988	45,080
Depreciation and Amortization	59,196	57,026
Accrued Interest Expenses	9,406	15,254
Monetary Variation (Active) Passive, net	(815)	(1,118)
Contingencies and Other Provisions	16,336	8,331
Instrument Sheet for Share-based Compensation	345	756
Deferred Income Tax and Social Contribution Tax	(1,777)	3,229
Participation of Non-controlling Shareholders	137	(464)
(Income) /loss in Sale of Fixed Assets	(34)	959
Change in Assets and Liabilities	(9,640)	(42,866)
(Increase) / Decrease in Accounts Receivable	(12,435)	(28,757)
(Increase) / Decrease in Prepaid Expenses	(2,930)	(333)
(Increase) / Decrease in Deferred Taxes	34,622	27,431
(Increase) / Decrease in Other Assets	(4,846)	(4,832)
Increase / (Decrease) in Payroll and Related Charges	49,028	24,770
Increase / (Decrease) in Suppliers	(19,593)	(20,287)
Increase / (Decrease) in Taxes Payable	(42,810)	(28,498)
Increase / (Decrease) in Other Liabilities	(1,395)	(1,288)
Interest Paid on Financial Debt	(9,281)	(11,072)
Other	-	-
Interest Paid on Financial Debt	-	-
Net Cash – Investing Activities	(95,612)	(96,756)
Non-current Financial Investment	(19,924)	-
Acquisition of Fixed Assets	(55,266)	(89,752)
Judicial Deposits	(20,499)	(7,012)
Sale of Fixed Assets	77	8
Net Cash – Financial Activities	(39,540)	(61.671)
Short-term Cash Investments	-	-
Long-term Cash Investments	53,702	-
Leasing Payments	(5,973)	(12,506)
Dividend Payments	(88,972)	(49,165)
Repurchase of Shares	(9,282)	-
Sale of Shares	10,985	-
Increase (Reduction) in Cash and Cash Equivalents	(12,010)	(72,240)
Cash and Cash Equivalents – Beginning of Period	357,853	355,928
Cash and Cash Equivalents – End of Period	345,843	283,688

4) EBITDA Reconciliation

Quarterly Data				2Q10 vs. 1Q10	2Q10 vs. 2Q09
EBITDA Reconciliation R$ (thousand)	2Q10	1Q10	2Q09	Δ%	Δ%
Net Income	26,502	23,486	29,774	12.8%	-11.0%
(-) Minority Interest	40	97	(209)	n.m.	n.m.
(+) Income Tax and Social Contribution	15,175	11,871	14,667	27.8%	3.5%
Income Before Taxes	41,717	35,454	44,232	17.7%	-5.7%
(-) Other Revenues and Expenses	(34)	-	961	n.m.	n.m.
(+) Financial Expenses	7,452	6,041	10,715	23.4%	-30.5%
(-) Financial Revenues	(7,902)	(6,095)	(5,058)	29.6%	56.2%
(-) Depreciation and Amortization	30,093	29,104	28,970	3.4%	3.9%
EBITDA	71,325	64,504	79,820	10.6%	-10.6%

n.	m. not measured

Semester Data			1H10 vs. 1H09
EBITDA Reconciliation R$ (thousand)	1H10	1H09	Δ%
Net Income	49,988	45,080	10.9%
(-) Minority Interest	137	(464)	n.m
(+) Income Tax and Social Contribution	27,045	23,800	13.6%
Income Before Taxes	77,170	68,416	12.8%
(-) Other Revenues and Expenses	(34)	961	n.m.
(+) Financial Expenses	13,493	21,101	-36.1%
(-) Financial Revenues	(13,997)	(13,336)	5.0%
(-) Depreciation and Amortization	59,197	57,026	3.8%
EBITDA	135,829	134,168	1.2%

n.	m. not measured

5) Net Cash Reconciliation

Dados Trimestrais				2Q10 vs. 1Q10	2Q10 vs. 2Q09
Net Cash Reconciliation R$ (thousand)	2Q10	1Q10	2Q09	Δ%	Δ%
(+) Cash and equivalents	345,843	345,914	283,688	0.0%	21.9%
(+) Financial Investments	46,513	27,048	-	72.0%	n.m.
(-) Loans & Financing	(266,467)	(201,429)	(235,587)	32.3%	13.1%
Net Cash	125,889	171,533	48,101	-26.6%	161.7%

n.	m. not measured

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.